Ke 82-5154

Bradford & Bingley plc

Pre-Cne 2005

Bradford ... ...ngley will hold a conference call today with analysts ahead of the close period commencing on 1 July 2005. The Group's interim results, on an IFRS basis, will be announced on 9 August 2005. This statement details the information that will be covered in today's call.

Overview

- On the basis of the expected results for the half year, the Group is comfortable with the mean of analysts' forecasts for the full year.*
- The Group's Lending business has been performing as anticipated against a subdued market, with new advances increasing throughout the period and the pipeline rebuilding.
- The credit quality of our fully secured lending book remains strong. As anticipated, arrears levels are flattening after a modest increase from historically low levels and remain within our expectations.
- Our Retail business has made solid progress. We have continued to focus on efficiency and improving profitability and our Savings business has performed well.
- Our cost reduction plans announced in 2004 are progressing well with material absolute cost reduction year-on-year in the core business.

Commenting on the Group's performance, Steven Crawshaw, Group Chief Executive, said:

"Against a backdrop of subdued new business levels across the mortgage market, specialist lending has continued to perform. Arrears levels remain low, despite a moderate increase, demonstrating our existing secured book's strong credit characteristics. New business volumes have grown steadily month on month from a low base as the fundamentals supporting the credit quality and growth of the mortgage market remain strong."

*(A B&B poll of 17 analysts indicates a mean forecast for 2005 reported profit before tax and exceptional items of £297.5m on a UK GAAP basis)

Lending

- The Lending business has continued to perform in line with our expectations.
- We have consciously held our credit criteria and kept our focus on quality at this point in the credit cycle, rather than chase volume in a subdued market in the early part of the year.
- The reduced volumes in new lending experienced in the second half of 2004 continued into the first part of 2005. However, new advances have improved month on month during 2005 and our completions have grown steadily with the market from a low base and a slow start to the year.
- As predicted, arrears levels have shown a moderate increase with the rate of growth now flattening. Loan impairment provisions remain low.
- The Group's net interest margin after accounting for the changes under IFRS stepped down to 1.25% for 2004. As previously indicated, the underlying margin has continued to decline as the change in funding mix and consequent increase in funding costs takes effect, but should stabilise during the remainder of the year.

dlw 7/6

Retail

- Our branch based Retail business has continued to build on the significant development achieved in 2004. Our focus on simpler products and delivery processes has continued to improve profits.
- Savings has performed well with our e-Savings account generating good flows of new deposits
- Mortgage broking volumes have reflected the reduced activity across the housing market.
- Our relationship with Legal & General is progressing very well, with sales volumes in line with our plan.

Market environment

- The fundamentals that support the housing market remain strong. Unemployment and interest rates are at historically low levels and house prices appear to have stabilised. Household formation continues to rise, whilst the growth of the housing stock remains limited.
- We expect that the buy-to-let market will continue to outperform the wider mortgage market. There is evidence that tenant demand is increasing and rental levels continue to rise. With house prices stable, yields are starting to rise and investor confidence remains strong. We expect demand for private rented property to increase into the medium-term.
- Mortgage arrears levels may continue to show some modest increases towards more 'normal' levels but, with interest rates now believed to be at their peak and affordability still good, we envisage no material credit deterioration in secured lending.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Phillip McLelland
+44 (0) 1274 806112

Media Relations
Simon Moyse
Finsbury
+44 (0) 20 7251 3801

Re 82-5154

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Bradford & Bingley plc

2. Name of scheme

Executive Incentive Plan

3. Period of return:

From 15 December 2004 To 15 June 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

600,000 25 pence ordinary shares

5. Number of shares issued / allotted under scheme during period:

341,990

6. Balance under scheme not yet issued / allotted at end of period

258,010

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

600,000 25 pence ordinary shares - 9 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

634,424,534

Contact for queries

Name Phil Kershaw

Address Croft Road, Crossflatts, Bingley BD16 2UA

Telephone 01274 806106

Person making the return

Name Phil Kershaw

Position Deputy Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Bradford & Bingley plc

2. Name of scheme

Performance Share Plan

3. Period of return:

From 15 December 2004 To 15 June 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

500,000 25 pence ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

500,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

500,000 25 pence ordinary shares - 9 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

634,424,534

Contact for queries

Name Phil Kershaw

Address Croft Road, Crossflatts, Bingley BD16 2UA

Telephone 01274 806106

Person making the return

Name Phil Kershaw

Position Deputy Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Bradford & Bingley plc

2. Name of scheme

Save As You Earn Scheme

3. Period of return:

From 15 December 2004 To 15 June 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

500,000 25 pence ordinary shares

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

500,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

500,000 25 pence ordinary shares - 9 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

634,424,534

Contact for queries

Name Phil Kershaw

Address Croft Road, Crossflatts, Bingley BD16 2UA

Telephone 01274 806106

Person making the return

Name Phil Kershaw

Position Deputy Company Secretary

Signature